UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 21 January 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Expected earnings for the six months ended
31 December 2008 and revised outlook for the financial
year ending 30 June 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol” or “the Company”)

Expected earnings for the six months ended 31 December 2008 and revised outlook for the financial year ending 30 June 2009
Expected earnings for the six months ended 31 December 2008
Sasol's attributable earnings per share and headline earnings per share for the six months ended 31 December 2008 are estimated to increase by between 55% and 65% over the comparable previous reporting period. The expected increase in earnings is mainly due to the weakening of the rand against the US dollar and an
increase in crude oil and product prices compared to the
corresponding six months of the previous reporting period.

Overall production volumes were also higher as a result of
additional capacity and improved operations.
Revised outlook for financial year ending 30 June 2009

Market conditions have deteriorated in recent months due to the global economic downturn, with lower than expected crude oil and product prices as well as lower product demand. These impacts are partially mitigated by the weakening of the rand against the US dollar and the positive impact of the synfuels hedge to end May
2009.
Sasol’s outlook statement given at the time of the announcement of our annual results on 8 September 2008 of ‘robust growth
forecast for 2009’ is thus revised to ‘a moderate reduction in earnings forecast for 2009 compared to the prior year’.
Several assumptions have been made in estimating the expected earnings for the full financial year 2009. These assumptions take cognisance of the volatile market conditions and will be
regularly reviewed over the remainder of the financial year. This may result in a change in the estimated earnings.

Sasol announced on 19 January 2009 that it is systematically undertaking comprehensive group-wide reviews of its compliance with competition law. This trading statement excludes any
provision for fines or penalties that may be imposed by the South
African Competition Commission.

Maintaining a strong cash position

Sasol has a positive cash position and a strong balance sheet, and has entered a cash conservation mode given the global
economic crisis. Sasol continues to generate considerable cash flows, which keep the group well- positioned in the current
economic climate as well as meeting all existing debt service requirements.

We are responding to the global economic crisis by continuing to manage our balance sheet prudently and have lowered our targeted gearing (net debt to equity ratio) from the previous range of 30%
- 50% to 20% - 40%. Our focus remains on sustainable cost
containment and improving business operational efficiencies.

The overarching objective of our growth plans remains unchanged:
to ensure prudent management of our resources while pursuing those projects and programmes that are in the best interests of our shareholders and other valued stakeholders. Therefore we are reviewing and reprioritising our planned capital expenditure of
R16bn for 2009 (R70bn for the 3 years 2009-2011) in the light of the changed market conditions, including assessing the
opportunities that the current environment presents.

Project update
In the near future Sasol will post on its website (www.sasol.com)
an update of its South African and international projects.

Sasol's financial results for the six months ended 31 December
2008 will be announced on Monday, 9 March 2009.

The above information has not been reviewed or reported on by the
Company's auditors.

Johannesburg
21 January 2009

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Sasol may, in this document, make statements that are not
historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.
Words such as "believe", "anticipate", "expect", "intend",
"seek", "will", "plan", "could", "may", "endeavour" and "project"
and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means ofidentifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove
incorrect, actual results may be very different from those
anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on
October 7, 2008 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 January 2009
By: /s/ N L Joubert
Name:    Nereus Louis Joubert
Title:      Company Secretary